

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 16, 2007

Via U.S. Mail and Fax (1-410-843-2139)
Mr. Kevin E. Shaffer
Chief Financial Officer
Educate Inc.
1001 Fleet Street
Baltimore, Maryland 21202

> **Re: Educate, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2006**
> **File No. 0-50952**

Dear Mr. Shaffer:

      We have reviewed your supplemental response letter dated December 6, 2006 as well as your filing and have the following comments. As noted in our comment letter dated November 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Period Ended December 31, 2005

Results of Operations, page 24

1.   We note your response to our previous comment #2. However, we continue to believe that your discussion of segment results of operations should directly correspond to your segment presentation on page 60. In addition, you should include a discussion of your measure of profit or loss for each reportable segment. At the present time this measure of profit or loss is "operating profit," not segment profit or segment operating profit, as you mention in your response to our previous comment #8. Please revise.

2.   In addition, please include a discussion of all reconciling items included in your reconciliation of segment profit on page 61, such as other expense.

16. Business and Geographic Segment Information, page 60

3.   We note your response to our previous comment #8. However, your disclosure on page 60 states that you evaluate performance and allocate resources based on "operating income," not "segment profit" or "segment operating income." Further, operating income on your consolidated statement of income on page 38 does not equal total segment profit in your Note 16. Please revise as indicated in our previous comment.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director